

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2022

Bernaldo Dancel
Chief Executive Officer
NAVA HEALTH MD, LLC
9755 Patuxent Woods Drive, Suite 100
Columbia, Maryland 21046

> **Re: NAVA HEALTH MD, LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 5, 2022**
> **File No. 333-268022**

Dear Bernaldo Dancel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1, Filed December 5, 2022

Cover page

1. Please clearly disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

Exhibits

2. Please obtain an updated consent from your auditors, and include it with an amendment to your filing.

3. We note that you intend to amend and restate your Articles of Incorporation and Bylaws

prior to the completion of this offering. Please file your amended and restated Articles of Incorporation and Bylaws as exhibits.

You may contact Tracie Mariner at 202-551-3744 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Rachel M. Jones, Esq.